                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X    Form 40-F
                                -----            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes               No   X
                            -----            -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                   (ASHANTI GOLDFIELDS COMPANY LIMITED LOGO)


                           P R E S S    R E L E A S E
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                               22 JULY 2003

                    SECOND QUARTER RESULTS 2003 ANNOUNCEMENT
                            NOTICE OF CONFERENCE CALL


Ashanti Goldfields Company Limited will announce its Second Quarter 2003 Results on Wednesday 30 July 2003.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

     UK/OTHER PARTS OF THE WORLD:  1000 HOURS GMT - +44(0) 207-984-7582
     PASSCODE: 324049

     (These proceedings can be replayed through August 6, 2003 calling:
     +44 (0) 207-784-1024 - Passcode: 324049#)

     NORTH AMERICA:    1100 HOURS  EST -     + 703 871 3092  AND
                                             + 888 792 1079 (DOMESTIC TOLL FREE)

     (These proceedings can be replayed through August 6, 2003 by calling:
     [703 925 2533 and 888 266 2081 (domestic toll free) -  Pincode: [211456])


ENDS

ENQUIRIES:

ASHANTI GOLDFIELDS COMPANY LIMITED
Ernest Abankroh - Company Secretary                    Tel:     +233 21 774977
Kweku Awotwi - MD Responsible for Investor Relations   Tel:     +233 21 772331

UK CONTACT
Corinne Gaisie - Ashanti London Representative         Tel:     +44 207 256 9938

NORTH AMERICAN CONTACT
Allan Jordan - Golin/Harris International              Tel:     +1 212 697 9191



  A copy of this release is available at http://www.ashantigold.com/release.htm
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 22, 2003              ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By: /s/ Ernest Abankroh
                                               -----------------------
                                            Name:  Ernest Abankroh
                                            Title: Company Secretary